Exhibit 99.28

IMPORTANT INFORMATION FOR ANY U.S. SHAREHOLDERS

This allotment of listed subscription rights without contribution is made for the securities of a foreign company. The allotment is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The issuer expects the exercise of the rights to be exempt from registration in the United States in reliance upon the exemption provided by Rule 801 under the U.S. Securities Act of 1933, as amended (the “Act”), which requires prohibition of U.S. residents from transferring the rights other than through transfers in accordance with Regulation S under the Act. Accordingly, U.S. shareholders may exercise their allotted rights by following the prescribed procedures, but there will be no registration statement filed with the U.S. Securities and Exchange Commission. The rights will be listed on the Osaka Securities Exchange Co., Ltd. and will trade only through the book-entry facilities of the Japan Securities Depository Center, Inc. in Japan.

Disclaimer

The following is an English translation of the original Japanese document, prepared solely for the convenience of and reference by overseas investors. If there exist any discrepancies between the original Japanese language and English translation, the Japanese language will always prevail. The issuer shall not be liable for this translation or any loss or damage arising from this translation.

June 18, 2013

Dear Shareholders

J Trust Co., Ltd.

4th Subscription Rights Issuing Guidelines

1. Name of the Subscription Rights

  J Trust Co., Ltd. 4th Subscription Rights (hereinafter “the Subscription Rights”)

2. Allotment method for the Subscription Rights

  The Subscription Rights shall be issued by the method of allotment without contribution (hereinafter “the Allotment of Listed Subscription Rights without Contributions”), whereby one Subscription Right is being allotted per one common share (excluding the Company’s treasury shares) of the Company held by the respective shareholders that are registered or recorded in the Company’s final shareholder registry as of the record date of May 30, 2013 (hereinafter the “allotment date”).

3. Total number of the Subscription Rights

  The total number of the Company’s issued shares deducting the number of the Company’s treasury shares as of the allotment date

4. Effective date for the Allotment of the Subscription Rights without Contributions

  May 31, 2013

5. Details of the Subscription Rights

(1) Class and number of shares underlying the Subscription Rights

  The class and number of shares underlying one Subscription Right is to be one of the Company’s common shares.

(2) Amount of assets to be contributed upon exercise of the Subscription Rights

  The amount to be paid upon exercise of one Subscription Right shall be 1,800 yen.

(3) Exercise period of the Subscription Rights

  July 5, 2013 to July 30, 2013

(4) The capital stock and capital reserves that will be increased due to issuance of shares upon exercise of the Subscription Rights

(1)	The amount of capital that will be increased when shares are issued on the exercise of the Subscription Rights shall be equivalent to one-half of the maximum amount of capital increase calculated in accordance with Article 17 Paragraph 1 of the Corporate Calculation Rules, and any fraction of less than one yen as a result of such calculation shall be rounded up to the nearest one yen.

(2)	The amount of capital reserve to be increased when shares are issued on the exercise of the Subscription Rights shall be the amount calculated by deducting the amount of capital to be increased stated in (1) above from the maximum amount of capital to be increased stated in (1) above.

(5) Restrictions on transfer of the Subscription Rights

  The acquisition of the Subscription Rights by transfer shall not require the approval of our Board of Directors.

(6) Conditions for the exercise of the Subscription Rights

  No partial exercise of each Subscription Right shall be permitted.

(7) Grounds and conditions for the acquisition of the Subscription Rights

  No grounds and/or conditions for the acquisition of the Subscription Rights have been prescribed.

6. Application of the laws relating to the book-entry transfer of company bonds and shares

  Each and all of the Subscription Rights are subject to Article 163 of the Act on Transfer of Company Bonds and Shares, in accordance with the provisions of the Act on Book-Entry Transfer of Company Bonds, Shares, etc. (Law No. 75, 2001, including the amendments thereto. Hereinafter, the “Act on Transfer of Company Bonds”), and the certificates for the Subscription Rights will not be issued, except for such cases provided by Article 164 Paragraph 2 of the Act on Transfer of Company Bonds. Handling of the Subscription Rights must follow the operation rules concerning transfer of shares of the transfer agents and other rules.

7. Exercise agent for the subscription rights

  1-4-5 Marunouchi, Chiyoda-ku, Tokyo

  Stock Transfer Agency Department, Mitsubishi UFJ Trust and Banking Corporation

8. Payment handling bank for the subscription rights

  Tokyo Head office, Mitsubishi UFJ Trust and Banking Corporation

9. Methods of exercise for the Subscription Rights

(1)	A holder of the Subscription Rights who intends to exercise the Subscription Rights may notify such intent and make payments to the “Agent” (a transfer agent or an account management agent with which the holder may open an account for transfer of the Subscription Rights; the same shall apply hereinafter).

(2)	Those who notify their intent to exercise the Subscription Rights to the Agent may not withdraw the notification thereafter.

10. Transfer agent

  Japan Securities Depository Center, Inc.

11. Other

(1)	The items above are to be the terms for effectiveness through filing under the Financial Instruments and Exchange Act.

(2)	Decisions on necessary matters relating to the issuance of the Subscription Rights that are not stipulated above are to be made by the President & CEO.

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